EXHIBIT 24.1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that the undersigned Minister for National Economy, being the Minister Responsible for Public Finances of Hungary, by his execution hereof, does hereby constitute and appoint Mr. István Töröcskei, Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares of Hungary acting individually as his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, to execute and deliver Hungary’s Annual Report on Form 18-K for the fiscal year ended December 31, 2011, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorney-in-fact and agent which he may lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand.

Date: October 10, 2012	By:	/s/ György Matolcsy dr.
Name: György Matolcsy dr.
Title: Minister for National Economy